[ProFund Advisors LLC Letterhead]

November 13, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the “Trust”)
(File Nos. 333-28339 and 811-08239)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) is Post-Effective Amendment No. 59 under the 1933 Act and Amendment No. 61 under the Investment Company Act of 1940 Act to the Trust’s Registration Statement on Form N-1A. This filing is being made to register Investor Class, Service Class and Class A Shares of four new series of the Trust: China ProFund, UltraChina ProFund, Short China ProFund, and UltraShort China ProFund. No information relating to any other series or class of series of ProFunds is amended or superseded thereby.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6495.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow
Vice President and Counsel